UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Tricida, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89610F101

(CUSIP Number)

Sibling Capital Ventures LLC

c/o Brian Isern

500 Yale Avenue North

Seattle, WA 98109

Tel: (504) 715-8335

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING CAPITAL VENTURES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 893,292 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 893,292 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 893,292 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Sibling Capital Fund II-A L.P. is a direct beneficial owner of 893,292 shares of Common Stock. As the sole general partner of Sibling Capital Fund II-A L.P., Sibling Capital Ventures LLC may be deemed to have shared voting and/or dispositive power with respect to such shares.

(2)

Based on 48,588,247 shares of Common Stock outstanding as of April 8, 2019, upon the closing of the Issuer’s follow-on public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on April 5, 2019 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, and after giving effect to the full exercise of the underwriters’ option to purchase additional shares, as announced by the Issuer.

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING CAPITAL VENTURES II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,139,600 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,139,600 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,139,600 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Sibling Capital Fund II-B L.P. is a direct beneficial owner of 3,139,600 shares of Common Stock. As the sole general partner of Sibling Capital Fund II-B L.P., Sibling Capital Ventures II LLC may be deemed to have shared voting and/or dispositive power with respect to such shares.

(2)

Based on 48,588,247 shares of Common Stock outstanding as of April 8, 2019, upon the closing of the Issuer’s follow-on public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on April 5, 2019 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, and after giving effect to the full exercise of the underwriters’ option to purchase additional shares, as announced by the Issuer.

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING CAPITAL VENTURES III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,810,195 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,810,195 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,810,195 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Sibling Capital Fund II-C L.P. is a direct beneficial owner of 1,810,195 shares of Common Stock. As the sole general partner of Sibling Capital Fund II-C L.P., Sibling Capital Ventures III LLC may be deemed to have shared voting and/or dispositive power with respect to such shares.

(2)

Based on 48,588,247 shares of Common Stock outstanding as of April 8, 2019, upon the closing of the Issuer’s follow-on public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on April 5, 2019 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, and after giving effect to the full exercise of the underwriters’ option to purchase additional shares, as announced by the Issuer.

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING CAPITAL VENTURES IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 599,379 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 599,379 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 599,379 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Sibling Capital Fund II-D L.P. is a direct beneficial owner of 599,379 shares of Common Stock. As the sole general partner of Sibling Capital Fund II-D L.P., Sibling Capital Ventures IV LLC may be deemed to have shared voting and/or dispositive power with respect to such shares.

(2)

Based on 48,588,247 shares of Common Stock outstanding as of April 8, 2019, upon the closing of the Issuer’s follow-on public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on April 5, 2019 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, and after giving effect to the full exercise of the underwriters’ option to purchase additional shares, as announced by the Issuer.

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING CAPITAL FUND II-A L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 893,292
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 893,292
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 893,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8% (1)
14	TYPE OF REPORTING PERSON PN

(1)

Based on 48,588,247 shares of Common Stock outstanding as of April 8, 2019, upon the closing of the Issuer’s follow-on public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on April 5, 2019 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, and after giving effect to the full exercise of the underwriters’ option to purchase additional shares, as announced by the Issuer.

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING CAPITAL FUND II-B L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,139,600
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,139,600
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,139,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (1)
14	TYPE OF REPORTING PERSON PN

(1)

Based on 48,588,247 shares of Common Stock outstanding as of April 8, 2019, upon the closing of the Issuer’s follow-on public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on April 5, 2019 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, and after giving effect to the full exercise of the underwriters’ option to purchase additional shares, as announced by the Issuer.

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING CAPITAL FUND II-C L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,810,195
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,810,195
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,810,195
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7% (1)
14	TYPE OF REPORTING PERSON PN

(1)

Based on 48,588,247 shares of Common Stock outstanding as of April 8, 2019, upon the closing of the Issuer’s follow-on public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on April 5, 2019 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, and after giving effect to the full exercise of the underwriters’ option to purchase additional shares, as announced by the Issuer.

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING CAPITAL FUND II-D L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 599,379
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 599,379
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 599,379
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2% (1)
14	TYPE OF REPORTING PERSON PN

(1)

Based on 48,588,247 shares of Common Stock outstanding as of April 8, 2019, upon the closing of the Issuer’s follow-on public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on April 5, 2019 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, and after giving effect to the full exercise of the underwriters’ option to purchase additional shares, as announced by the Issuer.

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING CO-INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Based on 48,588,247 shares of Common Stock outstanding as of April 8, 2019, upon the closing of the Issuer’s follow-on public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on April 5, 2019 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, and after giving effect to the full exercise of the underwriters’ option to purchase additional shares, as announced by the Issuer.

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING INSIDERS II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 463,158 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 463,158 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 463,158 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Sibling Insiders Fund II L.P. is a direct beneficial owner of 463,158 shares of Common Stock. As the sole general partner of Sibling Insiders Fund II L.P., Sibling Insiders II LLC may be deemed to have shared voting and/or dispositive power with respect to such shares.

(2)

Based on 48,588,247 shares of Common Stock outstanding as of April 8, 2019, upon the closing of the Issuer’s follow-on public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on April 5, 2019 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, and after giving effect to the full exercise of the underwriters’ option to purchase additional shares, as announced by the Issuer.

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING INSIDERS FUND II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 463,158
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 463,158
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 463,158
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% (1)
14	TYPE OF REPORTING PERSON PN

(1)

Based on 48,588,247 shares of Common Stock outstanding as of April 8, 2019, upon the closing of the Issuer’s follow-on public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on April 5, 2019 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, and after giving effect to the full exercise of the underwriters’ option to purchase additional shares, as announced by the Issuer.

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS BRIAN M. ISERN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,905,624 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,905,624 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,905,624 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% (2)
14	TYPE OF REPORTING PERSON IN

(1)

As co-manager of Sibling Capital Ventures LLC, Sibling Capital Ventures II LLC, Sibling Capital Ventures III LLC, Sibling Capital Ventures IV LLC and Sibling Insiders II LLC, Brian M. Isern may be deemed to have shared voting and/or dispositive power with respect to shares held by Sibling Capital Fund II-A L.P., Sibling Capital Fund II-B L.P., Sibling Capital Fund II-C L.P., Sibling Capital Fund II-D L.P. and Sibling Insiders Fund II L.P.

(2)

Based on 48,588,247 shares of Common Stock outstanding as of April 8, 2019, upon the closing of the Issuer’s follow-on public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on April 5, 2019 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, and after giving effect to the full exercise of the underwriters’ option to purchase additional shares, as announced by the Issuer.

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SANDRA I. COUFAL, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 225,618 (1)
	8	SHARED VOTING POWER 6,921,349 (2) (3)
	9	SOLE DISPOSITIVE POWER 225,618 (1)
	10	SHARED DISPOSITIVE POWER 6,921,349 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,146,967 (1) (2) (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7% (4)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 12,051 shares of Common Stock Sandra I. Coufal has a right to acquire pursuant to an option that is exercisable within 60 days of the date hereof.
(2)

As co-manager of Sibling Capital Ventures LLC, Sibling Capital Ventures II LLC, Sibling Capital Ventures III LLC, Sibling Capital Ventures IV LLC and Sibling Insiders II LLC, Sandra. I Coufal may be deemed to have shared voting and/or dispositive power with respect to shares held by Sibling Capital Fund II-A L.P., Sibling Capital Fund II-B L.P., Sibling Capital Fund II-C L.P., Sibling Capital Fund II-D L.P. and Sibling Insiders Fund II L.P.

(3)	Includes 15,725 shares of Common Stock owned by the Coufal Irrevocable Trust, of which Sandra I. Coufal’s spouse is the trustee.
(4)

Based on 48,588,247 shares, calculated as follows: (a) 48,588,247 shares of Common Stock outstanding as of April 8, 2019, upon the closing of the Issuer’s follow-on public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on April 5, 2019 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, and after giving effect to the full exercise of the underwriters’ option to purchase additional shares, as announced by the Issuer, plus (b) 12,051 shares of Common Stock the Reporting Person has a right to acquire pursuant to an option within 60 days of the date hereof.

Item 1.	SECURITY AND ISSUER

The name of the issuer is Tricida, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 7000 Shoreline Court, Suite 201, South San Francisco, CA 94080. This Amendment No. 1 (this “Amendment No. 1”) to the Schedule 13D filed on July 12, 2018 (the “Statement”) relates to the Issuer’s Common Stock, par value $0.001 per share (the “Common Stock”).

Item 2.	IDENTITY AND BACKGROUND

(a)

This Amendment No. 1 is being filed jointly by:

(i)	Sibling Capital Ventures LLC, a Delaware limited liability company (“SCV”)

(ii)	Sibling Capital Ventures II LLC, a Delaware limited liability company (“SCV II”)

(iii)	Sibling Capital Ventures III LLC, a Delaware limited liability company (“SCV III”)

(iv)	Sibling Capital Ventures IV LLC, a Delaware limited liability company (“SCV IV”)

(v)	Sibling Capital Fund II-A L.P., a Delaware limited partnership (“Sibling A”)

(vi)	Sibling Capital Fund II-B L.P., a Delaware limited partnership (“Sibling B”)

(vii)	Sibling Capital Fund II-C L.P., a Delaware limited partnership (“Sibling C”)

(viii)	Sibling Capital Fund II-D L.P., a Delaware limited partnership (“Sibling D”)

(ix)	Sibling Co-Investment LLC, a Delaware limited liability company (“Sibling Co-Investment”)

(x)	Sibling Insiders II LLC, a Delaware limited liability company (“Sibling Insiders LLC”)

(xi)	Sibling Insiders Fund II L.P., a Delaware limited partnership (“Sibling Insiders Fund”)

(xii)	Brian M. Isern, a United States citizen (“Mr. Isern”)

(xiii)	Sandra I. Coufal, M.D., a United States citizen (“Dr. Coufal”)

SCV, SCV II, SCV III, SCV IV, Sibling A, Sibling B, Sibling C, Sibling D, Sibling Co-Investment, Sibling Insiders LLC, Sibling Insiders Fund, Mr. Isern and Dr. Coufal are referred to herein collectively as the “Reporting Persons” and individually as a “Reporting Person.”

The Reporting Persons may be deemed part of a group within the meaning of Section 13(d) of the Act. Accordingly, such group may be deemed to collectively beneficially own 7,146,967 shares of Common Stock, representing approximately 14.7% of the Common Stock outstanding as of April 8, 2019. The filing of this Amendment No. 1 shall not be construed as an admission that the Reporting Persons are part of a group within the meaning of Section 13(d) of the Act.

(b)

The principal business address of each of SCV, SCV II, SCV III, SCV IV, Sibling A, Sibling B, Sibling C, Sibling D, Sibling Co-Investment, Sibling Insiders LLC, Sibling Insiders Fund and Mr. Isern is 500 Yale Avenue North, Seattle, WA 98109. The principal business address of Dr. Coufal is 18313 Calle La Serra, Rancho Santa Fe, CA 92091.

(c)

(i)	The principal business of SCV is to serve as the sole general partner of Sibling A and the sole manager of Sibling Co-Investment.

(ii)	The principal business of SCV II is to serve as the sole general partner of Sibling B.

(iii)	The principal business of SCV III is to serve as the sole general partner of Sibling C.

(iv)	The principal business of SCV IV is to serve as the sole general partner of Sibling D.

(v)	The principal business of Sibling A is to invest in securities.

(vi)	The principal business of Sibling B is to invest in securities.

(vii)	The principal business of Sibling C is to invest in securities.

(viii)	The principal business of Sibling D is to invest in securities.

(ix)	The principal business of Sibling Co-Investment is to invest in securities.

(x)	The principal business of Sibling Insiders LLC is to serve as the sole general partner of Sibling Insiders Fund.

(xi)	The principal business of Sibling Insiders Fund is to invest in securities.

(xii)	The principal occupation of Mr. Isern is to serve as a co-manager of each of SCV, SCV II, SCV III, SCV IV and Sibling Insiders LLC.

(xiii)

The principal occupation of Dr. Coufal is to serve as a biomedical consultant for Sandra I. Coufal, M.D., Inc., the principal address of which is 18313 Calle La Serra, Rancho Santa Fe, CA 92091. Dr. Coufal also serves as the co-manager of each of SCV, SCV II, SCV III, SCV IV and Sibling Insiders LLC and a director of the Issuer.

(d)

None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the best of the Reporting Persons’ knowledge, none of their respective executive officers or directors, as applicable, have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best of the Reporting Persons’ knowledge, none of their respective executive officers or directors, as applicable, have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The information set forth in Item 2(a) of this Amendment No. 1 is incorporated herein by reference.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons acquired certain ownership interests in the Issuer prior to the Issuer’s initial public offering that closed on July 2, 2018 in the following transactions:

(i)

On August 5, 2013, Dr. Coufal acquired 950,000 shares of Common Stock for an aggregate purchase price of $950.00. Dr. Coufal financed the purchased with her personal funds. On August 27, 2017, Dr. Coufal transferred 100,000 of such shares to the Coufal Irrevocable Trust.

(ii)

On August 9, 2013, in connection with a Note and Warrant Purchase Agreement entered into with the Issuer, Sibling Co-Investment acquired a warrant to purchase 95,936 shares of Series A Convertible Preferred Stock with a per share exercise price of $0.886. On June 16, 2018, Sibling Co-Investment exercised the warrant in full.

(iii)	On August 9, 2013, in connection with a Note and Warrant Purchase Agreement entered into with the Issuer, Sibling Co-Investment acquired 300,000 shares of Common Stock.

(iv)	On December 18, 2013, in connection with a Note and Warrant Purchase Agreement entered into with the Issuer, Sibling Co-Investment acquired 580,413 shares of Series A Convertible Preferred Stock.

(v)

On December 18, 2013, Sibling A acquired 3,555,304 shares of Series A Convertible Preferred Stock for an aggregate purchase price of $3,149,999.34. Sibling A financed the purchase with funds from its working capital.

(vi)

On February 13, 2015, Sibling B acquired 7,080,847 shares of Series B Convertible Preferred Stock for an aggregate purchase price of $6,585,187.71. Sibling B financed the purchase with funds from its working capital.

(vii)

On February 2, 2016, Sibling B acquired 5,414,765 shares of Series B Convertible Preferred Stock for an aggregate purchase price of $5,035,731.45. Sibling B financed the purchase with funds from its working capital.

(viii)

On August 4, 2016, Sibling C acquired 3,929,770 shares of Series C Convertible Preferred Stock for an aggregate purchase price of $6,091,143.50. Sibling C financed the purchase with funds from its working capital.

(ix)

On April 25, 2017, Sibling C acquired 3,274,808 shares of Series C Convertible Preferred Stock for an aggregate purchase price of $5,075,952.40. Sibling C financed the purchase with funds from its working capital.

(x)

On November 7, 2017, Sibling D acquired 2,385,532 shares of Series D Convertible Preferred Stock for an aggregate purchase price of $5,606,000.20. Sibling D financed the purchase with funds from its working capital.

On June 15, 2018, the Issuer effected a 1-for-3.98 reverse stock split of its outstanding Common Stock, including the shares held by the Reporting Persons as listed in paragraphs (i) and (iii) above.

Upon the completion of the Issuer’s initial public offering on July 2, 2018, all the Issuer’s outstanding shares of convertible preferred stock were converted into shares of Common Stock at a rate of 1/3.98 (or on an approximately 1-for-0.251256 basis).

Additionally, the Reporting Persons acquired certain ownership interests in the Issuer in connection with the Issuer’s initial public offering in the following transactions:

(i)

On July 2, 2018, Dr. Coufal acquired an option to purchase 13,147 shares of Common Stock as equity compensation for her services as a director of the Issuer. Subject to certain conditions, the option is scheduled to vest ratably on a monthly basis, on the monthly anniversary of June 27, 2018 (the “Option Date”), over the one-year period following the Option Date so that the option shall be 100% vested and exercisable on the one-year anniversary of the Option Date. Dr. Coufal has a right to acquire 12,051 shares of Common Stock pursuant to the option within 60 days of the date hereof.

(ii)

On July 2, 2018, Dr. Coufal acquired 3,632 restricted stock units (“RSUs”), as equity compensation for her services as a director of the Issuer. Each RSU represents a contingent right to receive one share of Common Stock. Subject to certain conditions, the RSUs are scheduled to vest on the earlier of (i) the one-year anniversary of June 27, 2018 (the “Grant Date”) and (ii) the Issuer’s next regularly scheduled annual meeting of the stockholders that occurs following the Grant Date. Dr. Coufal does not have a right to acquire any shares of Common Stock pursuant to the RSUs within sixty days of the date hereof.

(iii)

On July 2, 2018, Sibling Insiders Fund acquired 463,158 shares of Common Stock for an aggregate purchase price of $8,800,002.00. Sibling Insiders Fund financed the purchase with funds from its working capital.

On February 5, 2019, Sibling Co-Investment disposed of 245,312 shares of Common Stock through a pro rata distribution to its members. As a result of such distribution, Sibling Co-Investment no longer beneficially owns any shares of Common Stock and shall cease to be a Reporting Person upon the filing of this Amendment No. 1.

Item 4.	PURPOSE OF TRANSACTION

On April 8, 2019, the Issuer completed an underwritten public offering of 5,600,000 shares of Common Stock at an offering price of $36.00 per Share (the “Offering”). In addition, the Issuer granted the underwriters an option to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 840,000 shares of Common Stock. As a result of the Offering, and after giving effect to the full exercise of the underwriters’ option to purchase additional shares, as announced by the Issuer, the percentage of outstanding shares of Common Stock that the Reporting Persons may be deemed to beneficially own was reduced by more than one percent since the filing of the Statement.

The securities covered by this Amendment No. 1 were acquired for investment purposes.

Dr. Coufal has served on the board of directors of the Issuer since July 2013. As a director of the Issuer, Dr. Coufal may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth above, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, as part of their ongoing evaluation of the investment described in this Amendment No. 1 and investment alternatives, the Reporting Persons may consider such matters in the future, and subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with management or the board of directors of the Issuer, other holders of securities of the Issuer or other third parties regarding such matters. The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Issuer, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) - (b)

The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons are as follows:

Sibling Capital Ventures LLC
Amount beneficially owned:	893,292	(1)
Percent of class:	1.8%	(10)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	893,292	(1)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	893,292	(1)
Sibling Capital Ventures II LLC
Amount beneficially owned:	3,139,600	(2)
Percent of class:	6.5%	(10)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	3,139,600	(2)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	3,139,600	(2)
Sibling Capital Ventures III LLC
Amount beneficially owned:	1,810,195	(3)
Percent of class:	3.7%	(10)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	1,810,195	(3)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	1,810,195	(3)
Sibling Capital Ventures IV LLC
Amount beneficially owned:	599,379	(4)
Percent of class:	1.2%	(10)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	599,379	(4)
Sole power to dispose or direct the disposition of:	0

Shared power to dispose or direct the disposition of:	599,379	(4)
Sibling Capital Fund II-A L.P.
Amount beneficially owned:	893,292
Percent of class:	1.8%	(10)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	893,292
Shared power to vote or direct the vote:	0
Sole power to dispose or direct the disposition of:	893,292
Shared power to dispose or direct the disposition of:	0
Sibling Capital Fund II-B L.P.
Amount beneficially owned:	3,139,600
Percent of class:	6.5%	(10)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	3,139,600
Shared power to vote or direct the vote:	0
Sole power to dispose or direct the disposition of:	3,139,600
Shared power to dispose or direct the disposition of:	0
Sibling Capital Fund II-C L.P.
Amount beneficially owned:	1,810,195
Percent of class:	3.7%	(10)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	1,810,195
Shared power to vote or direct the vote:	0
Sole power to dispose or direct the disposition of:	1,810,195
Shared power to dispose or direct the disposition of:	0
Sibling Capital Fund II-D L.P.
Amount beneficially owned:	599,379
Percent of class:	1.2%	(10)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	599,379
Shared power to vote or direct the vote:	0
Sole power to dispose or direct the disposition of:	599,379
Shared power to dispose or direct the disposition of:	0
Sibling Co-Investment LLC
Amount beneficially owned:	0
Percent of class:	0.0%	(10)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	0
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	0
Sibling Insiders II LLC
Amount beneficially owned:	463,158	(5)
Percent of class:	1.0%	(10)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0

Shared power to vote or direct the vote:	463,158	(5)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	463,158	(5)
Sibling Insiders Fund II L.P.
Amount beneficially owned:	463,158
Percent of class:	1.0%	(10)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	463,158
Shared power to vote or direct the vote:	0
Sole power to dispose or direct the disposition of:	463,158
Shared power to dispose or direct the disposition of:	0
Brian M. Isern
Amount beneficially owned:	6,905,624	(6)
Percent of class:	14.2%	(10)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	6,905,624	(6)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	6,905,624	(6)
Sandra I. Coufal, M.D.
Amount beneficially owned:	7,146,967	(7)(8)(9)
Percent of class:	14.7%	(11)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	225,618	(9)
Shared power to vote or direct the vote:	6,921,349	(7)(8)
Sole power to dispose or direct the disposition of:	225,618	(9)
Shared power to dispose or direct the disposition of:	6,921,349	(7)(8)

(1)

Sibling A is a direct beneficial owner of 893,292 shares of Common Stock. As the sole general partner of Sibling A, SCV may be deemed to have shared voting and/or dispositive power with respect to such shares.

(2)

Sibling B is a direct beneficial owner of 3,139,600 shares of Common Stock. As the sole general partner of Sibling B, SCV II may be deemed to have shared voting and/or dispositive power with respect to such shares.

(3)

Sibling C is a direct beneficial owner of 1,810,195 shares of Common Stock. As the sole general partner of Sibling C, SCV III may be deemed to have shared voting and/or dispositive power with respect to such shares.

(4)

Sibling D is a direct beneficial owner of 599,379 shares of Common Stock. As the sole general partner of Sibling D, SCV IV may be deemed to have shared voting and/or dispositive power with respect to such shares.

(5)

Sibling Insiders Fund is a direct beneficial owner of 463,158 shares of Common Stock. As the sole general partner of Sibling Insiders Fund, Sibling Insiders LLC may be deemed to have shared voting and/or dispositive power with respect to such shares.

(6)

As co-manager of SCV, SCV II, SCV III, SCV IV and Sibling Insiders LLC, Mr. Isern may be deemed to have shared voting and/or dispositive power with respect to shares held by Sibling A, Sibling B, Sibling C, Sibling D and Sibling Insiders Fund.

(7)

As co-manager of SCV, SCV II, SCV III, SCV IV and Sibling Insiders LLC, Dr. Coufal may be deemed to have shared voting and/or dispositive power with respect to shares held by Sibling A, Sibling B, Sibling C, Sibling D and Sibling Insiders Fund.

(8)	Includes 15,725 shares of Common Stock owned by the Coufal Irrevocable Trust, of which Dr. Coufal’s spouse is the trustee.
(9)	Includes 12,051 shares of Common Stock Dr. Coufal has a right to acquire pursuant to an option within 60 days of the date hereof.

(10)

Based on 48,588,247 shares of Common Stock outstanding as of April 8, 2019, upon the closing of the Issuer’s follow-on public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on April 5, 2019 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”), and after giving effect to the full exercise of the underwriters’ option to purchase additional shares, as announced by the Issuer.

(11)

Based on 48,588,247 shares, calculated as follows: (a) 48,588,247 shares of Common Stock outstanding as of April 8, 2019, upon the closing of the Issuer’s follow-on public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on April 5, 2019 pursuant to Rule 424(b)(4) of the Securities Act, and after giving effect to the full exercise of the underwriters’ option to purchase additional shares, as announced by the Issuer, plus (b) 12,051 shares of Common Stock Dr. Coufal has a right to acquire pursuant to an option within 60 days of the date hereof.

(c)

None of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any of their respective executive officers or directors, as applicable, has acquired or disposed of, any securities of the Issuer from the 60 days prior to the date of the event which requires the filing of this Amendment No. 1 up through the date hereof.

(d)

Except as set forth herein, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.

(e)

Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) with respect to the joint filing of the Statement and any amendment or amendments thereto. The foregoing description of the Joint Filing Agreement does not purport to be complete and is qualified in its entirety by the contents of the Joint Filing Agreement, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference.

Sibling A, Sibling B, Sibling C, Sibling D and Sibling Insiders Fund each entered into a lock-up agreement (the “Lock-Up Agreement”) with the underwriters of the Offering, agreeing, subject to certain customary exceptions, not to dispose of or hedge any shares of Common Stock during the period from the date of such agreements continuing through the date 90 days after the date the Issuer filed its prospectus pursuant to Rule 424(b) with the Securities and Exchange Commission, except with the prior written consent of such underwriters. The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the contents of the form Lock-Up Agreement, a copy of which is attached hereto as Exhibit B and is incorporated herein by reference.

Pursuant to an amended and restated investor rights agreement with the Issuer (as amended, the “Investor Rights Agreement”), Sibling A, Sibling B, Sibling C and Sibling D are entitled to certain rights with respect to the registration of the offer and sale of shares of Common Stock they hold. The registration rights include the right to demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing, subject, in each case, to certain exceptions. If the offer and sale of these shares are registered, they will be freely tradable without restriction under the Securities Act. The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by the contents of the Investor Rights Agreement, a copy of which is attached hereto as Exhibit C and is incorporated herein by reference.

Pursuant to a waiver of registration rights with the Issuer (the “Waiver of Registration Rights”), Sibling A, Sibling B, Sibling C and Sibling D have waived certain rights they are entitled to pursuant to the Investor Rights Agreement relating to the filing of any registration statement and to include in such registration statement all or part of the shares of Common Stock they hold in connection with the Offering. The foregoing description of the Waiver of Registration Rights does not purport to be complete and is qualified in its entirety by the contents of the Waiver of Registration Rights, a copy of which is attached hereto as Exhibit D and is incorporated herein by reference.

As a director of the Issuer, Dr. Coufal participates in the equity incentive plans the Issuer may have from time to time, including the Issuer’s 2018 Equity Incentive Plan, a copy of which is attached hereto as Exhibit E and is incorporated herein by reference. Dr. Coufal has entered into award agreements under the Issuer’s 2018 Equity Incentive Plan (i) substantially in the form of the Issuer’s Director Restricted Stock Unit Award Agreement, a copy of which is attached hereto as Exhibit F and is incorporated herein by reference, and (ii) substantially in the form of the Issuer’s Director Stock Option Agreement, a copy of which is attached hereto as Exhibit G and is incorporated herein by reference.

Except as described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 or, to the best of the Reporting Persons’ knowledge, between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Joint Filing Agreement (incorporated herein by reference to Exhibit A to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on July 12, 2018)

Exhibit B:	Form Lock-Up Agreement

Exhibit C:	Investor Rights Agreement (incorporated herein by reference to Exhibits 4.1 and 4.2 to the Issuer’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on June 4, 2018)

Exhibit D:	Waiver of Registration Rights

Exhibit E:	Issuer’s 2018 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Amendment No. 2 to Form S-1, filed with the Securities and Exchange Commission on June 25, 2018)

Exhibit F:	Issuer’s Director Restricted Stock Unit Award Agreement (incorporated herein by reference to Exhibit 10.4 to the Issuer’s Amendment No. 2 to Form S-1, filed with the Securities and Exchange Commission on June 25, 2018)

Exhibit G:	Issuer’s Director Stock Option Agreement (incorporated herein by reference to Exhibit 10.5 to the Issuer’s Amendment No. 2 to Form S-1, filed with the Securities and Exchange Commission on June 25, 2018)

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 10, 2019

SIBLING CAPITAL VENTURES LLC

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING CAPITAL VENTURES II LLC

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING CAPITAL VENTURES III LLC

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING CAPITAL VENTURES IV LLC

By:	/s/ Brian M. Isern
Brian M. Isern
President

/s/ Brian M. Isern
Brian M. Isern, in his individual capacity

/s/ Sandra I. Coufal
Sandra I. Coufal, M.D., in her individual capacity

SIBLING CAPITAL FUND II-A L.P.

By:	Sibling Capital Ventures LLC, its general partner

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING CAPITAL FUND II-B L.P.

By: Sibling Capital Ventures II LLC, its general partner

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING CAPITAL FUND II-C L.P.

By: Sibling Capital Ventures III LLC, its general partner

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING CAPITAL FUND II-D L.P.

By: Sibling Capital Ventures IV LLC, its general partner

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING CO-INVESTMENT LLC

By: Sibling Capital Ventures LLC, its sole manager

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING INSIDERS II LLC

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING INSIDERS FUND II L.P.

By: Sibling Insiders II LLC, its general partner

By:	/s/ Brian M. Isern
Brian M. Isern
President